TOWER ONE WIRELESS CORP.
604.559.8051
nick@toweronewireless.com
600-535 Howe Street
Vancouver, BC, Canada, V6C 2Z4
www.toweronewireless.com

TOWER ONE Cease Trade Order Due to Late Financial Statements
May 7, 2019 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces that a cease trade order has been issued against the Company by the BC Securities Commission because of the Company's failure to file annual financial statements for the financial year ended December 31, 2018, together with the related MD&A and officer certifications (the "2018 Annual Filings") by April 30, 2019. As a result, the Company's securities have been halted from trading on the Canadian Securities Exchange.
The late filing of the 2018 Annual Filings is due to delays in receiving the financial results of one its subsidiaries. Tower One expects to correct all associated deficiencies and file its 2018 annual financial statements by no later than May 13th, 2019. Revocation of the cease trade order is expected to occur within a couple of days following the filing of the 2018 Annual Filings.
About Tower One

Tower One Wireless Corp.’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators.  The company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower.  The Company operates in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.
Contact Information

Corporate Communications
 USA (917) 546-3016
 E-mail: info@toweronewireless.com
 Website: www.toweronewireless.com
The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.
FORWARD LOOKING STATEMENTS
Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections and other forward looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. There can be no assurance that the proposed Transaction will be completed or, if completed, will be successful.